As filed with the Securities and Exchange Commission on October 2, 2002.

                     FORM U-6B-2/CERTIFICATE OF NOTIFICATION
         under the Public Utility Holding Company Act of 1935 ("PUHCA")

         The Cincinnati Gas & Electric Company ("CG&E"), an Ohio corporation and electric and gas utility subsidiary of Cinergy Corp., a registered holding company, hereby affirms that it has issued the following securities under an exemption from Section 6(a) of PUHCA:

1. Type of security: Repayment obligations under a certain loan agreement (the "Note") between CG&E and the Ohio Air Quality Development Authority ("OAQDA") in respect of funds loaned by the OAQDA to CG&E thereunder from the proceeds of the issuance and sale of the OAQDA's State of Ohio Air Quality Development Revenue Refunding Bonds, 2002 Series A
       (The Cincinnati Gas & Electric Company Project) ("Bonds").

2.       Issue, renewal or guaranty:  Issuance.

3.       Principal amount:  $84,000,000.

4.       Annual rate of interest:  Variable.

5.       Date of issue:  September 10, 2002.

6.       Date of maturity:  September 1, 2037.

7.       Acquirer of the Note:  OAQDA.

8. Collateral: The Note is unsecured. The Bonds are entitled to the benefit of a bond insurance policy insuring the payment of principal and interest. CG&E issued first mortgage bonds to secure its reimbursement obligations to the bond insurer.

9.       Net proceeds to CG&E:  Approximately $83,664,000.

10. Use of proceeds: To provide funds for the refunding of two series of pollution control bonds issued in 1985, the proceeds of which had been used by CG&E to finance a portion of the costs of installing certain air quality facilities at the Zimmer Generating Station, which is partially owned by CG&E.

11.      Exemption claimed:  Rule 52(a).


                                   The Cincinnati Gas & Electric Company


                                By: /s/Wendy L. Aumiller
                                    Wendy L. Aumiller
                                    Treasurer

Dated:  October 2, 2002